Exhibit 99.2

Proxy Statement in Accordance with the Companies Regulations (Voting in Writing and Position Notices), 5766 - 2005 (the “Regulations”)

1.	Company name: Mazor Robotics Ltd.

2.
Type, date and location of the general shareholders’ meeting: An Extraordinary General Meeting (the “Meeting”) of Shareholders of Mazor Robotics Ltd. (the “Company”) will be held at CBLS, Law Offices at Azrieli Center, Square Tower, 35th floor, Tel-Aviv, on Tuesday, July 22, 2014, at 1:00 p.m. Israel time.

3.	List of topics on the agenda for which votes may be delivered by proxy statement:

3.1.
To consider and act upon a proposal to elect Mr. Michael Berman (“Berman”) to hold office as director for a term commencing on the date of the Meeting until the next Annual General Meeting of Shareholders and to approve that Berman will be entitled to an annual remuneration of NIS 60,000 and participation remuneration of NIS 2,500 per meeting;

3.2.
To approve a grant of options to purchase up to 40,000 of the Company’s ordinary shares (the “Options”) to Berman, a director in the Company. The Options shall vest and become exercisable in accordance with a three (3) year vesting schedule, commencing on the date of grant, so that upon the lapse of twelve (12) months from the date of grant, thirty four percent (34%) of the shares underlying the Options shall vest, and thereafter, upon the lapse of each calendar quarter, eight point twenty five percent (8.25%) of the shares underlying the Options shall vest. The exercise price of the Options will be the higher of (i) the average of the closing price per share in the TASE during the 30 days preceding the date of grant, or (ii) the closing price per share on the day prior the date of grant;

3.3.
To approve the update of the employment agreement of Mr. Ori Hadomi, the Company’s Chief Executive Officer (the "CEO"), so that as of April 1, 2014, the CEO’s monthly fixed salary will be increased to NIS 70,000, to better reflect his contribution and importance to the company.

4.
Location and times where the full text of the proposed resolutions may be viewed: The full text of the proposed resolutions may be viewed at the Company’s registered office, Sunday to Thursday from 9:00 AM to 5:00 PM, following advance coordination with Mr. Ran Grinshtein, Controller, at telephone no. 972-4-6187131, until the convention date of the Meeting, and also in the immediate report published regarding the convention of the aforementioned Meeting, as it appears on the website of the Israel Securities Authority at www.magna.isa.gov.il.

5.
Details, to the Company’s best knowledge, regarding candidate for appointment to the Company’s Board of Directors: Mr. Michael Berman is currently serving as a director of the Company. For details, to the Company’s best knowledge, about Mr. Michael Berman, see Notice of the General Meeting, published by the Company on June 16, 2014.

6.	Majority required to pass resolutions on the agenda, for which voting may be submitted by a proxy statement:
6.1.
Each of Proposals 1 and 2 described hereinafter pursuant to the Israeli Companies Law, 5799-1999 (the "Companies Law"), requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (hereinafter an “Simple Majority”).

6.2.
Proposal 3 described hereinafter pursuant to the Companies Law, require the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as either:

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection Proposal 3 (please see the definition of the term “Personal Interest” hereinunder). If any shareholder casting a vote in connection thereto does not notify us as to whether or not they have a Personal Interest with respect to the Proposal, their vote with respect to such proposal will be disqualified.  The above majority must include a majority of the total votes of shareholders who are not controlling shareholders in the company or shareholders who do not have a "Personal Interest" (as such term defined hereinabove) in the approval of the Proposal who participate in the vote (abstentions will not be taken into account); or the total number of votes of the shareholders referred to above that are voted against the proposed resolution does not exceed two percent (2%) of the company`s total voting rights.

“Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer and exclusive of a personal interest that stems from the fact of holding shares in the company, including the personal interest of a person who votes by virtue of a power of attorney given him by another person, even if the other person does not have a personal interest, and the vote of a person who was given a power of attorney by a person who has a personal interest shall also be deemed the vote of a person with a personal interest, irrespective of whether the person who votes has or does not have direction.

7.
Declaration of manner of voting: Shareholders will declare their manner of voting regarding the topics on the agenda in Part B of this proxy statement, which also includes an area to mark the existence or non-existence of a personal interest in the proposed resolution specified in Section 3.3 above. Votes from shareholders which do not include a marking regarding the existence or non-existence of a personal interest (or which mark the existence of a personal interest, but do not provide related details) will not be included in the tally of votes.

8.
Validity of proxy statements: A proxy statement will be valid only if the following documents have been attached to it, and if it has been delivered to the Company (including by means of registered mail) no less than 72 hours before the date of the Meeting:

8.1.	If the shareholder is unregistered: attachment of unregistered shareholder’s authorization of ownership.
8.2.	If the shareholder is registered in the Company’s books: attachment of a photocopy of an ID card, passport or certificate of incorporation.
A proxy statement which has not been delivered in accordance with the instructions specified in this Section will be invalid. For this purpose, the “Delivery Date” will be the date on which the proxy statement and attached documents are delivered to the Company’s offices.

9.	Internet: The Company does not permit voting via the internet.
10.	Address for delivery of proxy statements and position notices: The Company’s registered office at HaEshel 7, Caesarea, Israel.
11.
Deadlines for delivery of proxy statements and position notices: The deadline for delivery of shareholders’ position notices to the Company is July 3, 2014. The deadline for delivery of proxy statements is 72 hours before the date of the Meeting; in other words, July 19, 2014, at 1:00 p.m. The deadline for delivery of a position notice by the Company regarding the response of the Company’s Board of Directors to the position notices submitted by the shareholders is July 8, 2014.

12.	Web addresses of the distribution site and stock exchange site where proxy statements and position notices may be found: www.magna.isa.gov.il and www.maya.tase.co.il, respectively.
13.
Receiving authorizations of ownership: Shareholders are entitled to receive authorizations of ownership at the branch of the stock exchange member, or by mail (requiring payment of shipping fees only), at their request. Requests made regarding this matter will be made in advance for a particular securities account.

14.
Receiving proxy statements and position notices: Unregistered shareholders are entitled to receive by e-mail (to the address held by the stock exchange member), at no charge, a link to the text of the proxy statements and position notices on the distribution site, by the stock exchange member through which they holds its shares, unless they have notified the stock exchange member that they are not interested in receiving the aforementioned link, or that they are interested in receiving proxy statements by regular mail for a fee. The aforementioned regarding proxy statements will also apply regarding receipt of position notices.

15.
Viewing proxy statements: One or more shareholders who hold, on the Determining Date, shares at a rate equal to five percent (5%) or more of all voting rights in the Company, and those holding the same rate out of the total voting rights not held by the Company’s controlling shareholder, as defined in Section 268 of the Companies Law (hereinafter: “Controlling Shareholder”), will be entitled, whether on their own or by means of a proxy acting on their behalf, after convention of the Meeting, to view the proxy statements at the Company’s office (whose address is specified in Section 10 above), during conventional working hours, as specified in Regulation 10(A) of the Regulations.

The number of shares which constitute 5% of the total voting rights in the Company is 2,102,527 ordinary shares of NIS 0.01 par value each of the Company.

Proxy Statement – Part B

Company name: Mazor Robotics Ltd., public company no. 51-300904-3
Company address (for submission and delivery of proxy statements):  HaEshel 7, Caesarea, Israel
Meeting date: July 22, 2014 at: 1:00 p.m. (Israel Time).
Meeting type: Extraordinary General Meeting (the "Meeting").
Determining date for ownership of shares with regards to voting rights in the Meeting: June, 23, 2014.

Shareholder Details
Shareholder Name: ___________________
ID no.: ______________________

For shareholders who are not in possession of an Israeli ID card:
Passport no.: ______________________
Country of Issue: ______________________
Valid Until: _______________________

For shareholders that are corporations:
Corporation no. : _____________________
Country of Incorporation: ___________________

Manner of Voting:

Agenda Topic		Manner of Voting			Do you have a personal interest in this resolution*
		For	Abstain	Against	Yes*	No
1.	Election of Mr. Michael Berman to hold office as a director and to approve his annual and participation remuneration.
2.	Approval of grant of options to Mr. Michael Berman.
3.	Approval of Mr. Ori Hadomi, the Company’s Chief Executive Officer, updated employment agreement.

* If the answer is “Yes” – provide details regarding the nature of the personal interest below:

1	Mark X or V clearly in the appropriate column, in accordance with your voting decision. Non-marking will be considered as an abstention from voting on that topic.

2	Mark X or V clearly in the appropriate column. Votes from shareholders who do not mark this column, or who mark “Yes” without providing details, will not be included in the tally of votes.

___________________                                                           _______________________
  Date                                                                                                  Signature

For shareholders holding shares through a stock exchange member (in accordance with Section 177(1) of the Companies Law, 5799 - 1999), this proxy statement is only valid when accompanied by an authorization of ownership.

For shareholders registered in the Company’s shareholder registry – this proxy statement will only be valid when accompanied by a photocopy of an ID / passport / certificate of incorporation.